Exhibit 99.2

Why Pebble U. S. Market Fund, L.L.C.?

Managed futures funds provide the opportunity for investors to add a non-correlated investment that likely provides significant risk reduction and/or improved returns to their stock and bond portfolio. There are three ways to invest in managed futures. They are public futures funds or pools, private commodity funds or pools, or hire a futures manager directly. Pebble U. S. Market Fund, LLC is a publicly offered SEC, CFTC, and NFA registered managed futures fund. Why should you use the Pebble U. S. Market Fund, LLC (“Fund”) as part of your portfolio?

Managed futures funds in general have been utilized by the high net worth investor to lower volatility in their portfolio. Numerous studies have shown that the use of managed futures in an investment portfolio reduces the risk and increases the return in the overall portfolio. One limitation to the general public is the high minimum investment. Many of the public and private funds or pools are limited to accredited investors and have minimum investment levels that range from $100,000 to $10 million. The Fund is designed with a low minimum to allow both the accredited investor and less than high net worth investor to take advantage of the benefits of managed futures in their portfolio.

Fee structure is vital to long term performance. In the May 16, 2009 article “Should Managed Futures Be in the Cards for You?” by Jason Zweig from WSJ.com, Mr. Zweig writes “Many CTAs charge a 2% management fee, plus 20% of any ‘net new profits.’ The fund can incur high trading costs. You may have to pay an ‘introducing broker’ as much as 6% to get into the fund.” The amount of fees and commissions for some CTAs and Commodity Pools can easily add up to 8% or more. This means that the manager must return 8% or more on an annual basis just to break even for the end client. The manager of the Fund studied the cost structure of several similar commodity pools. Many of the expenses common in the other commodity pools were minimized or eliminated in the Fund to lower the overall cost to investors.

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As Mr. Zweig points out, management fees and incentives charged by many CTAs are 2% with a 20%incentive fee. Pebble U. S. Market Fund, LLC charges only 1.5% management fee with 12.5% incentive fee. The lower management and incentive fee means more profits are retained by the unit holders of the Fund when compared with many CTAs and commodity pools.

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Commodity pools generally pay a commission to an introducing broker to sell the product. The commission may be 6% or more. The commission comes out of the investor’s funds. The Fund does not pay commissions for sales. It is distributed through fee-based registered investment advisors only. The fee charged is usually a fraction of the commissions charged by other pools.

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In addition to the commission, management and incentive fees, commodity pools pay a commission to the introducing broker to execute trades for the pool. Pebble U. S. Market Fund, LLC has no commission sharing arrangements with the introducing or futures commission merchants. The transaction fees are kept as low as possible. There is no incentive to trade since the Pebble U. S. Market Fund, LLC does not profit or receive any commissions from the pool’s trading transactions.

All of these factors add up to a lower cost structure for the investor. The Pebble U. S. Market Fund, LLC has addressed many of the drawbacks of managed futures funds to create, in our opinion, a better opportunity for investors.

The trading manager and principals will participate in the same risks as the investors. The trading manager of the Fund is a member of the Chicago Board of Trade. He created the proprietary trading systems used in the Fund. The systems have been traded at his own risk in his personal account for three years prior to launching the Fund. The identical trading systems will be used in the Fund. Pebble Asset Management, LLC, the manager of the Fund, and/or its principals will maintain at least a 1% position in the Fund at all times.

The results of trading since creation of the trading systems from the inception of trading in August 2006 through August 2009 are shown below. The results are from actual trades and have been adjusted for the maximum fees charged in the Fund (See the disclosure document for a full listing of fees). As a comparison, the results of the S&P 500 Index and the Dow Jones–UBS Commodity Index are shown over the same time period. The last column illustrates the hypothetical results had an investor been able to create an investment portfolio of a 90% investment in the S&P 500 Index and 10% in the Pebble U. S. Market Fund.

Results from August 2006 through		S&P		S&P/10%
month-end August 2009	PAM	500	DJ-UBS	PAM
Annual Performance
Average Annual ROR since 8/2006	27.8%	-7.0%	-10.7%	-4.0%
Last 12 mos. ROR	49.2%	-20.4%	-33.8%	-15.3%
3 Year Avg ROR	29.4%	-7.8%	-9.7%	-4.7%
Annualized Standard Deviation	41.6%	19.4%	23.4%	16.3%

Monthly Performance
Average Return	2.7%	-0.4%	-0.7%	-0.2%
Standard Deviation	12.0%	5.6%	6.8%	4.7%
Median	-0.1%	1.1%	-0.2%	0.9%

Positive Months
Percentage	48.6%	59.5%	48.6%	59.5%
Average	10.9%	3.1%	4.5%	2.9%
Median	7.6%	2.3%	3.5%	2.2%
Positive Standard Deviation	12.1%	2.6%	3.6%	2.2%
Positive Standard Deviation
Annualized	42.0%	8.9%	12.6%	7.5%

Negative Months
Percentage	51.4%	40.5%	48.6%	40.5%
Average	-5.1%	-5.7%	-5.7%	-4.7%
Median	-3.6%	-4.4%	-4.5%	-4.3%
Negative Standard Deviation	4.41%	4.6%	5.0%	3.6%
Negative Standard Deviation
Annualized	15.3%	15.9%	17.4%	12.4%

Ratios
Sharpe Ratio	+0.67	-0.36	-0.46	-0.25
Sortino Ratio	+1.82	-0.44	-0.61	-0.32

This tabular representation of returns illustrates the benefits of adding Pebble U. S. Market Fund to the overall portfolio. The numbers show an increase in overall returns while overall volatility would have been reduced.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. Investment in any of the illustrated products involves risk and may result in loss of principal. The performance shown above for PAM is net of fees as charged in the Pebble U. S. Market Fund, L.L.C. A full listing of fees can be found in the disclosure document. The results for the S&P 500 and DJUBS Commodity Index are from Yahoo Finance and do not include fees. Full details on the Pebble U. S. Market Fund, L.L.C. can be found in the disclosure document at www.pebbleus.com. This constitutes an offer to neither sell nor solicit to invest. Such offer or solicitation will be made only in those jurisdictions where permitted by law and will be accompanied by a current disclosure document.

Liquidity is of major importance to many investors. Many hedge funds and other alternative investments place tight restrictions that limit the timing and amount of withdrawals from their products. The restrictive withdrawal provisions can be harmful to investors who want or need to withdraw from the product. Pebble U. S. Market Fund, LLC allows investors to withdraw up to 100% of their investment at the end of each month with 10 business days advance notice.

Transparency is an issue with hedge funds and other alternative products. Pebble U. S. Market Fund, LLC is a public offering registered with the SEC, CFTC, and NFA. The Fund falls under the oversight of all three regulatory bodies. Quarterly filings of financials and changes to the Fund are required to be reported to all three regulatory agencies. All filings are publically available. In addition, two independent certified public accounting firms have been retained to account for the Fund’s assets. One firm completes the monthly and quarterly accounting. The second firm completes an annual audit of the financials and accounting procedures.

Is the Pebble U. S. Market Fund, L.L.C. a good fit for your portfolio? Contact Pebble Management Group, LLC at info@pebblemg.com or your advisor today for more information.